





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69577

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YY) AND ENDING 03/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTH AVENUE - 23RD FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRUASE, LLP
(Name – *if individual, state last, first, middle name*)

ONE PENN PLAZA, SUITE 3000	NEW YORK	NY	10119JAC
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACKSON EISENPRESSER _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ABG, LLC _____ , as

of MARCH 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires _Juy 26 2021_

William H Joph
Notary Public

_____
Signature

MANAGING DIRECTOR & CCO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2020

ABG, LLC

CONTENTS

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

To the Member of
ABG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG, LLC (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "statement of financial condition"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2017.

New York, New York
July 1, 2020

ABG, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

ASSETS:

Cash	$	742,680
Receivables from clients, net		2,141,299
Property and equipment, net of accumulated		
depreciation of $7,514		5,284
Right of use asset		121,628
Other assets		35,764
TOTAL ASSETS	$	3,046,655

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	509,073
Lease liaiblity		121,628
TOTAL LIABILITIES		630,701
CONTINGENCIES		
MEMBER'S EQUITY		2,415,954
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	3,046,655

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

ABG, LLC (the "Company") is a limited liability company organized in 2013 in the State of Kansas. The Company is a wholly owned subsidiary of JCAE Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since March 2014. The Company approved business activities are providing advisory services and acting in the capacity of a finder or placement agent for private offerings. The Company operates from its principal office location in New York City and an office in California.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three years. Depreciation is computed using the straight-line method.

Income Taxes

The Company, as a limited liability Company, is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. The Company is not a separate tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its parent's owners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The accompanying notes are an integral part of these financial statements

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes (continued)</u>

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

The Company's Parent files income tax returns in the U.S. federal, state and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2016. The years 2016 to 2019 remain subject to examination by taxing authorities.

<u>Cash and Cash Equivalents</u>

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Receivables from Clients</u>

The Company's accounts receivable represent amounts due for advisory fees. Receivables are stated at cost, net of an allowance for doubtful accounts if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of March 31, 2020 no allowance was necessary.

The accompanying notes are an integral part of these financial statements

Note 3 - Account receivables

The Company has accounts receivables from clients that are payable over time. The amounts due are as follows:

Years Ending March 31,	Amount
2020	$ 1,536,631
2021	573,418
2022	31,250
	$ 2,141,299

The Company has determined that all of these amounts are fully collectible. The Company recorded a discount of $17,032, using the Company's long-term cost of borrowing, on one balance that is due more than one year.

The account receivables balance as of March 31, 2020 includes foreign funds. As of March 31, 2020 the Company has a receivable of £750,000, which is valued at US $931,500. During the year ended March 31, 2020, the Company has recognized unrealized losses of $34,838 on these funds.

Note 4 - Property and Equipment

Property and equipment, net at March 31, 2020 are summarized as follows:

Computer and equipment	$	12,798
Less: accumulated depreciation		7,514
	$	5,284

Depreciation expense amounted to $4,266 for the year ended March 31, 2020.

Note 5 - Other assets

Other assets primarily include an interest in funds managed by a customer. As consideration for services rendered to a customer, the Company owns an interest in three separate funds managed by this customer, which are cumulatively valued at $18,723 as of March 31, 2020. Management's interest is in the form of a percentage of the carried interest earned by the investment manager of the funds and the Company has no right to withdraw it's interest. Realization will occur only when the manager receives it's carried interest. These positions are considered immaterial by management and are valued based on the manager's determination of fair value, which are generally considered Level 3 inputs under ASC 820 as they include unobservable inputs.

The accompanying notes are an integral part of these financial statements

Note 6 - Right of Use Asset and Lease Liability

On December 19, 2016, the Parent entered into an agreement to lease office space through August 2018. On June 1, 2018 the Parent amendment the lease to extended it through December 2021. On June 2, 2018 the Parent entered into an agreement to assign the lease to the Company. The Company records rent expense on the straight-line basis over the term of the lease of approximately $6,250 per month.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease doesn't contain a renewal option but can be extended month to month at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of March 31, 2020 for the right of use asset of $121,628, offset by lease liabilities of $121,628. The cost for operating lease was $75,000 for the twelve months ended March 31, 2020 and operating cash flow paid for lease liabilities during the same period was $75,000. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of January 1, 2019 of 4.235%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of March 31, 2020, are as follows:

Year Ending March 31,	Lease		Less Discount Amount		Total Lease Liability	
2021	$	75,000	$	7,615	$	67,385
2022		56,250		2,007		54,243
	$	131,250	$	9,622	$	121,628

Note 7 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of March 31, 2019.

The accompanying notes are an integral part of these financial statements

Note 8 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2020, the Company had net capital of $701,153, which exceeded its requirement of $33,938 by $667,215. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2020, this ratio was .726 to 1.

Note 9 – Related Party Transactions

Starting in July 2018 the Company lease office space in California from one of the partners.

The Company has a receivable from Parent of $6,090, which represents local and state tax payments and refunds due to the Company from the Parent consolidated tax filings. Since the Company files consolidated tax filings with the Parent this amount will be reduced from future taxes payments that the Company may owes the Parent in the future.

Note 10 - Subsequent Events – COVID-19

In December 2019, a novel strain of coronavirus was reported in China. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." The COVID-19 outbreak is disrupting financial markets across the world. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak. At this point, the extent to which COVID-19 may impact the Company's financial condition or results of operations is uncertain.

Note 11 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after March 31, 2020 through July 1, 2020, which is the date that the financial statements were available to be issued.